SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France

Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .)

FORWARD-LOOKING STATEMENTS	3

Item 1 FINANCIAL STATEMENTS	4

Unaudited Interim Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006	4

Unaudited Interim Consolidated Statements of Operations for the three months ended March 31, 2007 and 2006	5

Unaudited Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006	6

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2006 and the three months ended March 31, 2007	7

Notes to Unaudited Interim Consolidated Financial Statements	9

Item 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16

Item 3 CONTROLS AND PROCEDURES	27

FORWARD-LOOKING STATEMENTS
     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
     These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
•	the level of oil and gas company spending, specially exploration spending;

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	technological advances to image the subsurface and technological obsolescense;

•	competition in our industry;

•	the social, political and economic risks of our global operations;

•	the ability to finance operations on acceptable terms;

•	possible difficulties and delays in achieving synergies and cost savings in connection with merger with Veritas DGC Inc.;

•	exposure to the credit risk of customers;

•	the complexity of products sold;

•	changes to existing regulations or technical standards;

•	existing and future litigation;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	revenue fluctuations that are beyond our control;

•	the costs and risks associated with pension and post-retirement benefit obligations;

•	compliance with environmental, health and safety laws; and

•	our ability to attract and retain key employees.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Item 1: FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2007	2007	December 31,	December 31,
Historical data	(unaudited)	(unaudited)	2006	2006
amounts in millions of	euros	U.S.$ (1)	euros	U.S.$ (2)
ASSETS
Cash and cash equivalents	382.8	509.8	251.8	331.6
Trade accounts and notes receivable, net	554.3	738.2	301.1	396.6
Inventories and work-in-progress, net	223.4	297.5	188.7	248.5
Income tax assets	18.0	24.0	18.0	23.7
Other current assets, net	83.7	111.5	63.1	83.1
Assets held for sale	—	—	0.4	0.5
Total current assets	1,262.2	1,681.0	823.1	1,084.0
Deferred tax assets	102.0	135.8	43.4	57.2
Investments and other financial assets, net	32.9	43.8	19.2	25.2
Investments in companies under equity method	41.3	55.0	46.2	60.9
Property, plant and equipment, net	658.8	877.4	455.2	599.5
Intangible assets, net	665.6	886.5	127.6	168.1
Goodwill	2,083.0	2,774.2	267.4	352.2
Total non-current assets	3,583.6	4,772.7	959.0	1,263.1
TOTAL ASSETS	4,845.8	6,453.7	1,782.1	2,347.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank overdrafts	21.8	29.0	6.5	8.6
Current portion of financial debt	55.7	74.2	38.1	50.2
Trade accounts and notes payable	263.6	351.1	161.2	212.4
Accrued payroll costs	96.6	128.7	74.4	97.9
Income taxes liability	57.8	77.0	37.7	49.7
Advance billings to customers	54.2	72.1	45.9	60.4
Provisions — current portion	9.8	13.1	10.4	13.7
Other current liabilities	87.1	115.9	31.3	41.2
Total current liabilities	646.6	861.1	405.5	534.1
Deferred tax liabilities	182.3	242.8	66.5	87.6
Provisions — non-current portion	42.8	57.0	25.5	33.6
Financial debt	1,517.8	2,021.4	361.0	475.5
Other non-current liabilities	24.9	33.2	23.7	31.2
Total non-current liabilities	1,767.8	2,354.4	476.7	627.9
Common stock, 46 371 386 shares authorized 27,253,172 shares with a € 2 nominal value issued and outstanding at March 31, 2007; 17,597,888 at December 31, 2006	54.5	72.6	35.2	46.4
Additional paid-in capital	1,814.3	2,416.4	394.9	520.0
Retained earnings	530.0	705.8	320.6	422.4
Treasury shares	(0.8)	(1.2)	3.0	3.9
Net income (loss) for the period — Attributable to the Group	67.4	89.8	157.1	206.8
Income and expense recognized directly in equity	3.2	4.4	4.8	6.3
Cumulative translation adjustment	(61.4)	(81.8)	(38.6)	(50.8)
Total shareholders’ equity	2,407.2	3,206.0	877.0	1,155.0
Minority interests	24.2	32.2	22.9	30.1
Total shareholders’ equity and minority interests	2,431.4	3,238.2	899.9	1,185.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,845.8	6,453.7	1,782.1	2,347.1

(1)	Conversion at the closing exchange rate of 1.332 U.S. dollar per euro

(2)	Conversion at the closing exchange rate of 1.317 U.S. dollar per euro
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
In order to provide comparable information including Veritas’ operations, proforma financial information is presented for 2006, as if Veritas was acquired on January 1, 2006. The merger of CGG and Veritas was completed on January 12, 2007.

	Three months ended March 31,
	2007	2007	2006	2006	2006	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	euros	U.S. $ (1)	euros	U.S. $ (2)	euros	U.S. $ (2)
	Historical	Historical	Historical	Historical	Proforma	Proforma
except per share data, amounts in millions of	data	data	data	data	data	data
Operating revenues	592.2	777.3	322.1	384.1	536.1	639.4

Other income from ordinary activities	0.2	0.3	0.4	0.5	0.4	0.4

Total income from ordinary activities	592.4	777.6	322.5	384.6	536.5	639.8

Cost of operations	(386.0)	(506.7)	(202.1)	(241.0)	(369.2)	(440.3)

Gross profit	206.4	270.9	120.4	143.6	167.3	199.5

Research and development expenses — net	(14.8)	(19.4)	(8.8)	(10.5)	(12.1)	(14.4)

Selling, general and administrative expenses	(51.7)	(68.0)	(28.6)	(34.1)	(42.7)	(50.9)

Other revenues (expenses) — net	3.6	4.8	1.5	1.9	1.4	1.6

Operating income	143.5	188.3	84.5	100.8	113.9	135.8

Expenses related to financial debt	(38.2)	(50.2)	(8.3)	(9.9)	(36.0)	(42.9)

Income provided by cash and cash equivalents	4.4	5.8	1.3	1.5	3.6	4.3

Cost of financial debt, net	(33.8)	(44.4)	(7.0)	(8.4)	(32.4)	(38.6)

Variance on derivative on convertible bonds	—	—	(12.4)	(14.8)	(12.4)	(14.8)

Other financial income (loss)	(0.2)	(0.2)	(1.7)	(2.0)	(1.4)	(1.6)
Income (loss) of consolidated companies before income taxes	109.5	143.7	63.4	75.6	67.7	80.8

Income taxes	(41.0)	(53.8)	(19.6)	(23.3)	(44.0)	(52.5)

Net income from consolidated companies	68.5	89.9	43.8	52.2	23.8	28.3

Equity in income (losses) of investees	0.5	0.6	2.7	3.3	2.7	3.3

Net income (loss)	69.0	90.5	46.5	55.5	26.5	31.6

Attributable to :
Shareholders	67.4	88.5	46.2	55.1	26.2	31.2
Minority interest	1.6	2.0	0.3	0.4	0.3	0.4

Weighted average number of shares outstanding	25,494,720	25,494,720	17,118,524	17,118,524	25,139,986	25,139,986
Dilutive potential shares from stock-options	312,855	312,855	359,122	359,122	359,122	359,122
Dilutive potential shares from free shares	110,813	110,813	—	—	—	—
Dilutive potential shares from convertible bonds (3)	—	—	252,500	252,500	252,500	252,500
Adjusted weighted average number of shares and assumed option exercises when dilutive (3)	25,918,388	25,918,388	17,477,646	17,477,646	25,499,108	25,499,108
Net earning per share attributable to shareholders
Basic	2.65	3.47	2.70	3.22	1.04	1.24
Diluted	2.60	3.41	2.64	3.11	1.02	1.21

(1)	Conversion at the average exchange rate of 1.313 U.S. dollar per euro

(2)	Conversion at the average exchange rate of 1.193 U.S. dollar per euro

(3)	For the period ended March 31, 2006, the effect of convertible bonds was anti-dilutive.
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2007	2007	2006	2006
Historical data	(unaudited)	(unaudited)	(unaudited)	(unaudited)
amounts in millions of	euros	U.S.$ (1)	euros	U.S.$ (2)
OPERATING
Net income (loss)	69.0	90.6	46.5	55.5
Depreciation and amortization	42.7	56.0	24.1	28.8
Multi-client surveys amortization	68.9	90.4	19.0	22.7
Variance on provisions	3.1	4.1	3.3	3.9
Expense & income calculated on stock-option	2.8	3.7	0.1	0.1
Net gain on disposal of fixed assets	0.4	0.5	(1.5)	(1.8)
Equity in income of affiliates	(0.5)	(0.7)	(2.7)	(3.2)
Dividends received from affiliates	5.2	6.8	4.1	4.9
Other non-cash items	6.8	8.9	13.1	15.6
Net cash including net cost of financial debt and income taxes	198.4	260.4	106.0	126.5
Less net cost of financial debt	33.8	44.4	7.0	8.4
Less income taxes expenses	41.0	53.8	19.6	23.4
Net cash excluding net cost of financial debt and income taxes	273.2	358.6	132.6	158.2
Income taxes paid	(24.2)	(31.8)	(16.1)	(19.2)
Net cash before changes in working capital	249.0	326.8	116.5	139.0
— change in trade accounts and notes receivables	(63.5)	(83.3)	0.3	0.4
— change in inventories and work-in-progress	(15.4)	(20.2))	(16.0)	(19.1)
— change in other currents assets	(8.2)	(10.8)	3.8	4.5
— change in trade accounts and notes payable	(28.0)	(36.8)	(30.0)	(35.8)
— change in other current liabilities	(0.7)	(0.9)	10.8	12.9
Impact of changes in exchange rate	(1.2)	(1.6)	(3.2)	(3.8)
Net cash provided by operating activity	132.0	173.3	82.2	98.1
INVESTING
Total purchases of tangible and intangible assets (included variation of fixed assets suppliers))	(71.9)	(94.4)	(56.0)	(66.8)
Increase in multi-client surveys	(61.8)	(81.1)	(10.4)	(12.4)
Proceeds from disposals tangible and intangible	22.1	29.0	5.4	6.4
Total net acquisition of Investments	(2,504.7)	(3,287.5)	—	—
Variation in subsidies for capital expenditures	(0.2)	(0.3)	—	—
Variation in other financial assets	12.0	15.8	0.1	0.1
Net cash from investing activities	(2,604.5)	(3,418.4)	(60.9)	(72.7)
FINANCING
Repayment of long-term debts	(549.2)	(720.8)	(120.0)	(143.0)
Total issuance of long-term debts	1,756.8	2,305.8	139.8	166.8
Reimbursement on leasing	(3.6)	(4.7)	(10.1)	(12.0)
Change in short-term loans	15.2	20.0	3.0	3.6
Financial interest paid	(45.5)	(59.7)	(1.1)	(1.3)
Net proceeds from capital increase
— from shareholders	1,438.8	1,888.4	3.8	4.5
Buying & sales of own shares	(3.8)	(5.0)	3.1	3.7
Net cash provided by financial activities	2,608.7	3,424.0	18.6	22.2
Effects of exchange rate changes on cash	(5.2)	(6.8)	(2.5)	(3.0)
Net increase (decrease) in cash and cash equivalents	131.0	171.9	37.4	44.6
Cash and cash equivalents at beginning of year	251.8	330.5	112.4	134.1
Cash and cash equivalents at end of period	382.8	502.4	149.8	178.7

(1)	Conversion at the average exchange rate of 1.313 U.S. dollar per euro

(2)	Conversion at the average exchange rate of 1.193 U.S. dollar per euro
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
CONSOLIDATED STATEMENTS OF CHANGES
IN UNAUDITED CONSOLIDATED SHAREHOLDERS’ EQUITY
(UNAUDITED)

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	equity	adjustment	equity	interest	interest
	(amounts in millions of euros, except share data)
Balance at January 01, 2006	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2
Capital increase	241,294	0.5	11.9					12.4		12.4
Conversion of convertible bonds	274,914	0.5	10.7	31.0				42.2		42.2
Net income				157.1				157.1	1.6	158.7
Cost of share-based payment				7.4				7.4	(0.3)	7.1
Operations on treasury shares					4.1			4.1		4.1
Actuarial gains and losses of pension plans (1) (a)				(1.0)				(1.0)		(1.0)
Financial instruments:
change in fair value and transfer to income statement(2) (a)						6.2		6.2		6.2
Foreign currency translation: change in fair value and transfer to income statement(3) (a)				—		—	(49.9)	(49.9)	(1.6)	(51.5)

Income and expense recognized directly in equity (1) + (2) + (3)				(1.0)		6.2	(49.9)	(44.7)	(1.6)	(46.3)
Changes in consolidation scope								—	11.5	11.5

Balance at December 31, 2006	17,597,888	35.2	394.9	477.7	3.0	4.8	(38.6)	877.0	22.9	899.9
Capital increase	9,655,284	19.3	1,419.4	50.3				1,489.0		1,489.0
Net income				67.4				67.4	1.5	68.9
Cost of share-based payment				2.8				2.8		2.8
Operations on treasury shares					(3.8)			(3.8)		(3.8)
Actuarial gains and losses of pension plans (1) (a)				(0.8)				(0.8)		(0.8)
Financial instruments:
change in fair value and transfer to income statement(2) (a)						(1.6)		(1.6)		(1.6)
Foreign currency translation: Change In Fair value and transfer to income statement(3) (a)				—		—	(22.8)	(22.8)	(0.2)	(23.0)

Income and expense recognized directly in equity (1) + (2) + (3)				(0.8)		(1.6)	(22.8)	(25.2)	(0.2)	(25.4)
Changes in consolidation scope								—

Balance at March 31, 2007	27,253,172	54.5	1,814.3	597.4	(0.8)	3.2	(61.4)	2,407.2	24.2	2,431.4

(a)	net of deferred tax
See notes to Consolidated Financial Statements

Statement of incomes and expenses attributable to shareholders

	March 31,
	2007	2006
	(amounts in
	millions of euros)
Net income (loss)	67.4	46.2
— Change in actuarial gains and losses on pension plan	(0.8)	—
— Change in fair value of available-for-sale investments	—	—
— Change in fair value of hedging instruments	(1.6)	3.3
— Change in foreign currency translation adjustment	(22.8)	(11.2)

Incomes and expenses recognized directly in equity for the period	42.2	38.3

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
       Note 1—Summary of significant accounting policies
     Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical seismic industry, as a manufacturer of geophysical equipment and providing a wide range of services : seismic data acquisition and related processing and interpretation software principally to clients in the oil and gas exploration and production business.
     Given that the Company is listed on the Eurolist of Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) and the European Union at March 31, 2007.
     International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 4 describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and EBITDA to U.S. GAAP for the period ended March 31, 2006 and for the period ended March 31, 2007.
     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Our significant accounting policies are described in Item 2 “Management’s discussion and analysis of financial conditions and results of operations”.
     Note 2—Acquisitions and disposals
     On September 4, 2006, CGG entered into a definitive merger agreement with Veritas DGC Inc. (“Veritas”) to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company has been renamed “Compagnie Générale de Géophysique Veritas,” abbreviated as “CGGVeritas”, and is listed on both on the Eurolist of Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.
     At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was $85.50 and the per share stock consideration was 2.0097 CGGVeritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:
•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.
     Stockholders electing cash received, on average, 0.9446 CGV ADSs and $45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately $1.5 billion and approximately 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGGV’s ADS at U.S.$40.50 on January 12, 2007, the total consideration of the merger amounted to approximately U.S.$3.5 billion.
     Total direct transaction costs related to the merger (including advisory fees and attorneys’ fees) amounted to €26 million (U.S.$33 million).
     The purchase price has been preliminarily allocated to the net assets acquired based upon their estimated fair values as follows:

	March 31, 2007
(in millions)	€	US$

Net book value of assets acquired	628	810
Preliminary Fair Value Adjustments
Trade name (indefinite life)	23	30
Technology (useful life of 5 years)	32	41
Customer relationship (useful life of 20 years)	128	165
Multi-client seismic library (maximum life of 5 years)	74	96
Favorable contracts (weighted average remaining life of 5 years)	53	68
Fixed Assets (weighted average remaining life of 3 years)	26	33
Other intangible asset	22	28
Contingent liabilities	(16)	(21)
Other liabilities	(8)	(10)
Deferred taxes on the above adjustments	(115)	(148)
Preliminary goodwill	1,878	2,421

Purchase Price	2,725	3,513

     The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. This preliminary allocation may be subject to modifications within the next 12 months.
Technology, Customer relationships and other intangible assets
     Amortization expense related to technology and customer relationships acquired was approximately U.S.$3.5 million for the first quarter ended March 31, 2007 and is expected to be U.S.$16.5 million per year. Other intangible asset relates to exploration and appraisal licences in the U.K. North Sea that were sold in February 2007 for a net amount of U.S.$27.5 million. Neither an amortization expense nor a gain was recognized in the period.
Favorable contracts and fixed assets
     The fair values of Veritas’ favorable contracts correspond essentially to the difference in economic terms between the Veritas’ existing vessel charters’ conditions and their market value at the date of the acquisition.
     Amortization expense related to favorable contracts acquired was U.S.$3.5 million for the first quarter ended March 31, 2007 and is expected to be U.S.$16.2 million per year.
     In determining the fair value of the fixed assets, it was considered that the remaining useful life of the fixed assets acquired exceeded the estimated useful life currently being used for amortization expense. Therefore, the combined effect of the fair value adjustments and the change in estimate of the useful life of the assets resulted in a net reduction of depreciation cost of U.S.$2.6 million for the first quarter ended March 31, 2007.
Multi-client data library
After consideration of the estimated number of future years that revenues are expected to be generated from the completed surveys of the multiclient data library at the time of the transaction, CGG Veritas concluded that the remaining life of the completed surveys was a maximum of 5 years, from the end of the 12 month-revision period for the purchase price assessment. The fair value of these surveys was determined by projecting the expected future revenues over the estimated remaining life of the surveys at the date of acquisition.
Therefore, the U.S.$285 million of capitalized multi-client data costs, including a U.S.$96 million adjustment, will be amortized over this 5 year-period pro rata the percentage of revenues generated and a minimum straight-line depreciation of 5 years as described in our critical accounting policies. CGG Veritas currently considers that, as the majority of revenues to be generated by sales of new surveys are achieved within a 5 year period, under no circumstance will an individual survey carry a net book value greater than a 5-year straight-line amortized value for all surveys added to the library after this transaction.
The net impact of the U.S. $96 million fair value adjustment combined with the estimated remaining life of the surveys resulted in an additional amortization expense of U.S.$11.2 million for the first quarter ended March 31, 2007.
Contingent Liabilities
     Due to the merger and the change of control of Veritas, contractual obligations related to a portion of severance costs for certain Veritas employees have been recognized for an amount of U.S.$21 million (€16 million).
       Note 3—Analysis by operating segment and geographic area
     Our business is to provide seismic data for the oil and gas and mining industries. We divide our businesses into two industry segments:
• geophysical services (the acquisition of raw data): (i) land and shallow water data acquisition, (ii) data acquisition offshore, and (iii) processing and interpretation of geophysical data, data management and reservoir studies, and
• geophysical equipment (manufacture and sales of seismic equipment such as recording and transmission equipment and vibrators used to acquire data and produced by our Sercel subsidiaries)
Our geophysical services business is organized into two geographical areas: the Western Hemisphere, which includes the Americas and the Eastern Hemisphere, which includes Europe, the Middle East, Africa and Asia-Pacific.
     The following tables present operating revenues by business lines and by geographic area based on the location of the customer, and operating income and identifiable assets by operating segment.
Revenues by Business line
     The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated; Veritas figures have been incorporated as of January 12th, 2007 at the time the merger was effective. For the purpose of providing the best understanding of our performance, the Q1 2007 results will be compared to pro forma Q1 2006 figures including Veritas operations for 2006, as if Veritas were acquired on January 1, 2006:

	Three months ended March 31,
	2007				2006				2006
Except percentages, in	Historical data		Historical data		Proforma data		Proforma data		Historical data		Historical data
millions of	euros		U.S.$ (1)		euros		U.S.$ (1)		euros		U.S.$ (1)
Land	124.9	21%	163.9	21%	101.7	19%	121.2	19%	33.4	10%	39.8	10%
Offshore	249.6	42%	327.6	42%	283.4	53%	338.0	53%	161.5	50%	192.7	50%
Processing & Reservoir	68.4	12%	89.6	12%	62.6	12%	74.7	12%	34.7	11%	41.4	11%
Merger adjustment (2)	(17.2)	(3)%	(22.6)	(3)%	—	—	—	—	—	—	—	—

Total Services	425.7	72%	558.7	72%	447.7	84%	533.9	84%	229.6	71%	273.8	71%
Equipment	166.5	28%	218.6	28%	88.4	16%	105.5	16%	92.5	29%	110.3	29%

Total	592.2	100%	777.3	100%	536.1	100%	639.4	100%	322.1	100%	384.1	100%

(1)	Conversion at the average exchange rate of 1.313 U.S. dollar per euro in 2007, of 1.193 in 2006.

(2)	Elimination of January 1 to January 12, 2007 operating revenues since the merger with Veritas was effective on January 12, 2007

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
Revenues by geographic area
     The following table sets forth our consolidated operating revenues by geographic area, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated; for the purpose of providing the best understanding of our performance, proforma information is presented for 2006, as if Veritas were acquired on January 1, 2006:
     Analysis of operating revenues by geographic origin

	Three months ended March 31,
	2007				2006				2006
Except percentages, in	Historical data		Historical data		Proforma data		Proforma data		Historical data		Historical data
millions of	euros		U.S.$ (1)		euros		U.S.$ (1)		euros		U.S.$ (1)
France	121.5	21%	159.4	21%	73.1	14%	87.2	14%	73.0	23%	87.1	23%
Rest of Europe	35.7	6%	46.8	6%	44.3	8%	52.8	8%	19.1	6%	22.8	6%
Asia-Pacific/Middle East	124.2	21%	163.0	21%	124.4	23%	148.3	23%	96.2	30%	114.7	30%
Africa	36.4	6%	47.8	6%	19.1	4%	22.8	4%	19.0	6%	22.7	6%
Americas	274.4	46%	360.3	46%	275.2	51%	328.3	51%	114.8	35%	136.8	35%

Total	592.2	100%	777.3	100%	536.1	100%	639.4	100%	322.1	100%	384.1	100%

(1)	Conversion at the average exchange rate of 1.313 U.S. dollar per euro in 2007, of 1.193 in 2006.
     Analysis of operating revenues by location of customers

	Three months ended March 31,
	2007				2006				2006
Except percentages,	Historical data		Historical data		Proforma data		Proforma data		Historical data		Historical data
in millions of	euros		U.S.$ (1)		euros		U.S.$ (1)		euros		U.S.$ (1)
France	5.5	1%	7.2	1%	2.3	0%	2.7	0%	2.2	1%	2.6	1%
Rest of Europe	69.9	12%	91.7	12%	53.2	10%	63.5	10%	44.4	14%	53.0	14%
Asia-Pacific/Middle East	203.5	34%	267.1	34%	162.3	31%	193.5	31%	133.3	41%	159.0	41%
Africa	47.4	8%	62.2	8%	32.3	6%	38.5	6%	27.7	9%	33.0	9%
Americas	265.9	45%	349.1	45%	286.0	53%	341.2	53%	114.5	35%	136.5	35%

Total	592.2	100%	777.3	100%	536.1	100%	639.4	100%	322.1	100%	384.1	100%

(1)	Conversion at the average exchange rate of 1.313 U.S. dollar per euro in 2007, of 1.193 in 2006.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
Analysis by operating segment

	Three months ended March 31,
	2007 (unaudited)					2006 historical (unaudited)
			Eliminations							Eliminations
			and		Consolidated					and		Consolidated
Historical data	Services	Equipment	Adjustments		Total	Services		Equipment		Adjustments		Total
	(in € millions)					(in € millions)
Revenues from unaffiliated customers	425.7	166.5	—		592.2		229.6		92.5	—		322.1

Inter-segment revenues	—	37.9	(37.9)		—		0.2		29.0	(29.2)		—

Operating revenues	425.7	204.4	(37.9)		592.2		229.8		121.5	(29.2)		322.1
Other income from ordinary activities	0.2	—	—		0.2		0.4		—	—		0.4
Total income from ordinary activities	425.9	204.4	(37.9)		592.4		230.2		121.5	(29.2)		322.5

Operating income (loss)	101.3	69.0	(26.8	) (a)	143.5		62.0		29.3	(6.8	) (a)	84.5

Equity in income (loss) of investees	0.5	—	—		0.5		2.7		—	—		2.7

Capital expenditures (b)	145.8	3.3	(14.0)		135.1		66.6		4.2	(4.4)		66.4

Depreciation and amortization (c)	109.0	4.8	(2.2)		111.6		40.9		4.3	(2.1)		43.1

Investments in companies under equity method	—	—	—		—		—		—	—		—

Identifiable assets	4,053.3	624.3	(264.7)		4,412.9	1,120.7		437.1		(127.5)		1,430.3

Unallocated and corporate assets					432.9							195.4

Total Assets					4,845.8							1,625.7

(a)	Includes general corporate expenses of €9.8 million for the three months ended March 31, 2007 and €4.8 million for the comparable period in 2006.

(b)	Includes investments in multi-client surveys of €61.8 million for the first three months ended March 31, 2007 and €10.4 million for the first three months ended March 31, 2006, equipment acquired under capital leases of €0.0 million for the first three months ended March 31, 2007 and €0.1 million for the first three months ended March 31, 2006, and development costs capitalized for €1.3 million for the first three months ended March 31, 2007 and €1.2 million for the comparable period of 2006, in the Services segment. Capitalized development costs in the Products segment were €0.9 million for the three months ended March 31, 2007 and €0.9 million for the comparable period of 2006.

(c)	Includes multi-client survey amortization of €68.9 million for the first three months ended March 31, 2007 and €19.0 million for the comparable period of 2006.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
Note 4— Reconciliation to u.s. gaap
A — Summary of differences between accounting principles followed by the group and u.s. gaap
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate primarily to the following items, and the necessary adjustments are shown in the tables in section B below.
Goodwill
Under IFRS, we no longer amortize goodwill beginning January 1, 2004.
Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.
Deferred taxes
Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.
Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
Currency translation adjustment
Under IFRS, the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation scope are computed on the basis of the restated currency translation adjustment.
Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.
Stock-based compensation
Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model, only for stock-options plans granted since November 7, 2002.
Under US GAAP, CGG applies the FAS123 (R) standard in 2006. Compensation costs for requisite services rendered over the period are recognized at their fair value through the income statement. This method applies to all plans granted by the group.
Development costs
Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.
Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry.
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
Comprehensive income
Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income corresponds to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.
In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.
For us, these statements include in addition to net income:
•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.
B — Reconciliation of EBITDA to u.s. gaap

	March 31,
	2007	2006
( in € millions, except per share data)	(unaudited)	(unaudited)
EBITDA as reported in the MD&A	257.9	127.7
Reclassification of other income on ordinary activities	(0.3)	(0.4)
Cancellation of IFRS capitalization of development costs	(2.3)	(2.1)
Derivative instruments	11.2	0.4

EBITDA according to U.S. GAAP	266.5	125.6

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE VERITAS, S.A.
Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Factors Affecting Results of Operations
Group Organization
     We divide our businesses into two industry segments, geophysical services and geophysical equipment (seismic equipment produced by our Sercel subsidiaries).
     We organize our geophysical services business into two geographical areas: the Western Hemisphere, which includes the Americas, and the Eastern Hemisphere, which includes Europe, Africa, Middle-East and Asia-Pacific. We also divide our services segment into three business lines:
• the Land business line for land, transition zone and shallow water seismic acquisition activities, divided into two components, namely contract/exclusive work (projects undertaken by us on behalf of a specific client) and multi-client/non exclusive library work (projects undertaken by us and sold to a number of clients on a non-exclusive basis);
• the Offshore business line for data acquisition offshore, divided into two main components, namely contract /exclusive work (projects undertaken by us on behalf of a specific client) and multi-client/non exclusive library work (projects undertaken by us and sold to a number of clients on a non-exclusive basis); and
• the Processing & Reservoir business line for for processing and interpretation of geophysical data, data management and reservoir studies for third parties through a combination of open (non-exclusive) and dedicated (single-client) centers.
     Our Equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is made up of our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Geophysical Market environment
     Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending of such companies depends on their perception of their ability to efficiently supply the oil and gas market in the future and the current hydrocarbon balance of supply and demand. Our analysis is that such perception is primarily driven by the relationship between proven future current hydrocarbon reserves and the expected future energy consumption.
     The geophysical market experienced has been historically cyclical, with notably a trough in 1999 following a sharp drop in the price of oil down to 10 US$  per barrel. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes, the expected balance in the mid to long term between supply and demand for hydrocarbons, or the ability of the geophysical service providers to meet the variation in demand for seismic services.
     For the last three years the geophysical market has been enjoying sustained growth, recovering from a previous period of under-investment. We believe this growth is based on the following solid fundamentals:
—	Oil and gas companies (including both the international oil companies and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appeared to have reached historical lows, focusing attention on existing production capacities and available reserves.

—	The recognition of an imbalance between hydrocarbon supply and demand has led the oil and gas industry to significantly increase capital expenditure in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and optimization of existing reservoirs.
     With the oil industry continuing to move into increasingly deeper-water areas in its exploration efforts, we believe that offshore seismic – and particularly better-resolution 3D seismic – will be a main growth driver of seismic demand.
     In addition because of the unfavorable oil-price environment prevailing at the time, less than 10% of the geographical blocks auctioned in 1995-2000 have been explored. We expect numerous lease-term expiries of high quality assets through the end of the decade. Approximately 2500 leases are due to become available in 2007-2008 and the next auction of acreage potentially includes all available acreage in the highly promising Gulf of Mexico area is due in September 2007.

     The strong technological developments in seismic services over the last decade have prompted an important step-change for the sector. The development of 4D and wide-azimuth techniques, providing enhanced illumination of the reservoir and improved image resolution, now allows operators to better locate and monitor reservoir performance, broadening the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir management and production (late cycle). Importantly these techniques are more vessel time intensive than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide–azimuth data than traditional 3D.
     The rising cost of seismic data acquisition has driven a strong rebound in multi-client activity, as it provides oil companies with a relatively low-cost data alternative. This is particularly true in the Gulf of Mexico, the largest multi-client market, where recent large oil and gas discoveries have renewed considerable interest in the governments' auctions of available blocks.
     Our strong belief that the industry should consolidate and our goal of giving the business critical mass to become a global force in the full service seismic market, led us to merge with Veritas DGC, Inc (“Veritas”) on January 12, 2007 as described below under the heading “Acquisitions and disposals”.
Foreign Exchange Fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
Acquisitions and disposals for the first three months ended March 31, 2007
•	Veritas
     On September 4, 2006, CGG entered into a definitive merger agreement with Veritas to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company has been renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGGVeritas”, and is listed on both Eurolist of Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.
     On the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was $85.50 and the per share stock consideration was 2.0097 CGGVeritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:
•	33,004,041 of the shares, or 81.7%, had elected to receive cash,

•	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.
     Stockholders electing cash received, on average, 0.9446 CGV ADSs and $45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately $1.5 billion and approximately 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGV’s ADS at U.S.$40.50 on January 12, 2007, the total consideration of the merger amounted to approximately U.S.$3.5 billion.
     The acquisition of US-based Veritas was a transformational event for CGG creating the world’s largest pure-play seismic company, and has broadened our client base opening up growth opportunities in new markets in particular in North America. Veritas’ business is primarily focused on the Western hemisphere and on the off shore multi-client segment. This complements CGG’s traditional strength in the Eastern hemisphere and in the contract offshore market. With a combined workforce of approximately 7,000 people operating worldwide, the new combined company now operates the world’s leading seismic fleet with 20 vessels, including 14 high capacity 3D vessels, and runs 31 land crews operating with equivalent capacity in both the Western and Eastern Hemispheres. The combined seismic data libraries present little overlap, are of recent vintage, and are located in Canada, the lower US and the Caspian for the land library and in the Gulf of Mexico, Brazil, and North Sea for the offshore library. In data processing and imaging, CGG’s and Veritas’ respective capabilities combined to create the industry reference.
*	Purchase Price Allocation
     The purchase price has been preliminarily allocated to the net assets acquired based upon their estimated fair values as follows:

(in millions)	€	US$
Net book value of assets acquired	628	810

Preliminary Fair Value Adjustments
Trade name (indefinite life)	23	30
Technology (useful life of 5 years)	32	41
Customer relationship (useful life of 20 years)	128	165
Multi-client seismic library (maximum life of 5 years)	74	96
Favorable contracts (weighted average remaining life of 6 years)	53	68
Fixed Assets	26	33
Other intangible assets	22	28
Contingent liabilities	(16)	(21)
Other liabilities	(8)	(10)
Deferred taxes on the above adjustments	(115)	(148)

Preliminary goodwill	1.878	2,421

Purchase Price	2,725	3,513

     The preliminary amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired (see Note 2 “Acquisitions and disposals” to our consolidated financial statements included elsewhere in this document).
Strategic Considerations of the merger with Veritas
     The acquisition of Veritas took place in a strong market conditions. Decreasing reserves of oil and gas companies coupled with growing energy consumption sustained by long-term demand, particularly in China and India. This environment has created a need to accelerate the pace of exploration in new areas, to revisit existing exploration areas with new technologies and to optimize reservoir management to maximize recovery rates. Seismic technology plays a key role in this process and CGGVeritas, with its combined technology and worldwide geographic reach, is well positioned to meet the industry’s needs providing an improved product offering in seismic services as most oil and gas companies attempt to replace diminishing reserves in a more complex exploration environment.

     Fleet optimization and economies of scale in data processing offer CGGVeritas a significant market opportunity at a time when data acquisition and processing capacity are scarce and costs are increasing. Through its subsidiary Sercel, the new combined company also leads the less cyclical seismic equipment supply market. Sercel provides long-term growth potential in a market constantly requiring data quality improvements and earnings resilience in downturns. A rapidly growing installed base means stable repeat business through equipment replacement.
     Offshore
     Veritas’ strong offshore positions complete the repositioning to offshore that CGG has been implementing during the last few years. Both companies used Sercel technologies for their data acquisition activities, thereby providing a common equipment base. In addition, Veritas’ strong focus on North America complements CGG’s international presence. The combined customer bases covers the full spectrum of clients: national oil companies (a strong position of CGG), international oil and gas operators (a strong position of both CGG and Veritas) and U.S.-based operators, both international oil companies and independents (a strong position of Veritas). The combined technology and know-how of the two companies strengthen research and development capabilities with a broader range of technologies that CGGVeritas will be able to deliver more rapidly to the market.
     The addition of Veritas’ fleet of seven vessels create the world’s leading seismic fleet of 20 vessels, including 14 high capacity 3D vessels. Capacity in the combined fleet is well balanced between large (more than 10 streamers), medium (six to eight streamers) and smaller sizes, with all vessels equipped with Sercel’s solid or fluid streamers. The combined fleet provides significant flexibility for fleet management with both fully owned and chartered capacity.
     The combined seismic data libraries present little overlap in the Gulf of Mexico, Brazil, West Africa and the North Sea. For example, offshore, the Veritas library complements CGG’s data in the Gulf of Mexico, with Veritas data library being positioned in the Western and Central Gulf while CGG’s data library is in the Central and Eastern Gulf. Data from the CGG and Veritas libraries provides potential for cross imaging enhancement and value creation. These benefits provide oil companies with a relatively low cost data alternative in a market where the rising cost of seismic data has driven a strong rebound in multi-client activity, as it provide oil companies with a relatively low-cost data alternative in a market where the rising cost of seismic data has driven a strong rebound in multi-client activity.
     Land
     CGG’s and Veritas’ respective offerings for land acquisition services represent strong geographical and technological complementarities for high-end positioning and further development of local partnerships. Veritas’ strong presence in the Western Hemisphere, in particular North America, complements CGG’s main geographic footprint in the Eastern Hemisphere and its strong focus on the Middle East.
     The Veritas onshore data library offers additional potential especially in North America and the Caspian where they have a leading position in the Canadian foothills and a five year exclusive contract in the Kazak sector of the shallow waters of the Caspian Sea.
     Processing
     CGG’s and Veritas’ respective positions in data processing and imaging as well as the skills and reputation of their experts and geoscientists, allow CGGVeritas to create the industry reference in this segment, with particular strengths in advanced technologies such as depth imaging, 4D processing, wide-azimuth and reservoir characterization as well as a close relationship with clients through dedicated centers.
     Equipment
     The merger does not affect Sercel’s open technology approach. Sercel continues to pursue its strategy of maintaining leading edge technology, offering new generations of differentiating products and focusing on key markets.

Revenues and backlog
     Our consolidated operating revenues for the three months ended March 31, 2007 increased 10% to €592.2 million from €536.1 million proforma revenues for the comparable period of 2006. Expressed in U.S. dollars, our consolidated operating revenues increased 22% to U.S.$777.3 million in the three months ended March 31, 2007 from U.S.$639.4 million proforma revenues for the comparable period of 2006. This increase was primarily attributable to our Equipment segment.
          Our backlog as of May 1, 2007 was €1,213 million (U.S.$1,650 million). On a stand-alone basis CGG’s backlog was €805.5 million (U.S.$975 million) as of May 1, 2006.
     Financing of Veritas
     Bridge loan facility
     On November 22, 2006, CGG, as borrower, and certain of its subsidiaries, as guarantors, entered into a U.S.$1.6 billion senior secured bridge loan facility agreement with Credit Suisse International, as agent and security agent, and the lenders party thereto. On January 12, 2007, CGG borrowed U.S.$700 million under the bridge loan facility, and the proceeds were used to:
•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.
     Upon such borrowing and the concurrent funding of the U.S.$1.0 billion term loan facility, the unused commitments of U.S.$900 million were terminated.
     We used the net proceeds of our February 2007 offering, together with cash on hand, to repay in full the bridge loan facility.
     Senior Facilities
     On January 12, 2006, Veritas, as borrower, and CGG entered into a U.S.$1.115 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement Veritas borrowed a U.S.$1.0 billion senior secured “term loan B” and obtained a U.S.$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to U.S.$140 million on January 26, 2007.
     The proceeds of the term loan facility were used to:
•	finance a portion of the cash component of the merger consideration;

•	repay certain existing debt of CGG and Veritas; and

•	pay the fees and expenses incurred in connection with the foregoing.
     Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of Veritas.
     Additional senior notes
     On February 9, 2007, we issued an additional U.S.$200 million in aggregate principal amount of 7 1/2% senior notes due 2015 and U.S.$400 million in aggregate principal amount of 7 3/4% senior notes due 2017. Both issues of senior notes were guaranteed on a senior basis by certain of our subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. We used the net proceeds from the offering plus cash on hand to repay in full the U.S.$700 million outstanding under the bridge loan facility used to finance a portion of the cash consideration paid in the Veritas merger.
     Capital increases
     In connection with the Veritas merger, we issued 9,215,845 ordinary shares that were deposited with the The Bank of New York Trust as ADS depository, which issued 46,054,225 ADSs to be paid as merger consideration to former holders of Veritas stock.
     On February 1, 2007, we issued 108,723 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 543,614 ADSs to a holder of U.S.$6.5 million in principal amount of Veritas’convertible senior notes due 2024 that delivered a conversion notice on January 19, 2007.
     On March 1, 2007, we issued 301,079 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 1,505,393 ADSs to a holder of U.S.$18 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on February 23, 2007. All of the remaining convertible bonds at Veritas were converted.
New stock-option plan and free shares allocation plan
     On March 27, 2007, the Board of Directors granted 261,750 options to our employees at an exercise price of €151.18. These options expire eight years from the date of grant, are vested by one third each year from March 2007 and, once vested, can be exercised at anytime. For the French tax residents, the shares resulting from the exercise of those options may not be sold before March 24, 2011. Out of the 261,750 options granted in March 2007, 135,000 were granted to the executive officers.
     On March 27, 2007, the Board of Directors implemented a free share allocation plan. The maximum number of free shares that may be allocated is 81,750 shares, out of which, 13,500 may be allocated to the executive officers. Free shares are allocated according to the following plan:
          — Shares will be issued from the latest of the two following dates : March 23, 2009 or the date of the General Shareholders’ meeting to approve the financial statements for the year ended December 31, 2008, if the realization of the performance conditions described below has been enacted by the Board of Directors.
          — The beneficiaries would be allocated the shares only if each beneficiary still has a valid employment contract with CGGVeritas or one of its subsidiaries (subject to specific conditions) at the date the two-year acquisition period expires and if the conditions of allocation are met.
          — The Board of Directors also defined two general performance conditions based on our average consolidated net income per share over the year ended December 31, 2007 and 2008 and the average yearly return before tax on capital employed over the year ended December 31, 2007 and 2008 of either CGGVeritas, the Services segment, or the Equipment segment, according to which segment the beneficiary belongs to.
          — Once allocated, the shares may not be sold for two years from the date of the actual allocation.
Critical Accounting Policies
     Our significant accounting policies, which we have applied consistently, are fully described in note 1 to our consolidated financial statements included elsewhere in this document. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations, and these are described below. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty.
Operating revenues
     Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage of completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.
▪	Multi-client surveys
     Multi-client surveys consist of seismic surveys that can be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
     Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
          Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
          We recognize pre-commitments as revenue when production has begun based on the ratio of project cost incurred during that period to total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
          After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, we will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
          After sales volume agreements — We enter into customer arrangements in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, we will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

▪	Exclusive surveys
     In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
     The billings and the costs related to the transits of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
     In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
▪	Other geophysical services
Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the performance method of recognizing income.
▪	Equipment sales
     We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
▪	Software and hardware sales
          We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
          If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
          If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
          Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
Multi-client surveys
          Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
          We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record).
     In this respect, we use the following sets of parameters depending on the area:
—	Gulf of Mexico surveys are amortized on the basis of 50% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a five-year period, should total accumulated depreciation from the 50% of revenues amortization method be below this minimum level;

—	Canada and North Sea surveys: same as above except depreciation is 75% of revenues and straight-line depreciation is over a five-year period from data delivery; and

—	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery.

Development costs
Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses – net”.
     Expenditure on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:
—	the project is clearly defined, and costs are separately identified and reliably measured,

—	the product or process is technically and commercially feasible,

—	we have sufficient resources to complete development, and

—	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
          Expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses – net”.
Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.
We amortize capitalized developments costs over five years.
Research & development expenses in our income statement represent the net cost of development costs that are not capitalized and research costs, offset by government grants received for research and development.
Impairment
          In accordance with IAS 36 “Impairment of assets”, the carrying amounts of our assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, we estimate the asset’s recoverable amount. Factors we consider important and that could trigger an impairment review include the following:
     —      significant underperformance relative to expected operating results based upon historical and/or projected data,
     —      significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and
     —      significant negative industry or economic trends.
          The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use.
          For cash generating units comprised of goodwill, assets that have an indefinite useful life or intangible assets that are not yet available for use, we estimate the recoverable amount at each balance sheet date.
          We determine the recoverable amounts by estimating future cash flows expected from the assets or from the cash generating units, discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
          We recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
          Impairment losses are recognized in the income statement. Impairment losses recognized in respect of a group of non independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.
Onerous contracts
          We recognize a provision on onerous contracts corresponding to the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received under it, as estimated by us.

Convertible bonds
          As the $85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 were denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option was bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. The amount of the debt component to be recorded within the financial statements was discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. As a result, we bifurcated the embedded conversion option by €10.5 million at the issuance as “Other non-current assets”. The discounting of the debt at the issuance is accounted for as “Cost of financial debt” until the maturity of the convertible bonds.
          Changes in the fair value of the embedded derivative are recognized in the consolidated income statement in the line item “Variance on derivative convertible bonds”. The fair value of the embedded derivative was determined using a binomial model.
Three months ended March 31, 2007 compared to three months ended March 31, 2006
     The discussion of our operating results below is based on our consolidated results for the three months ended March 31, 2007 (excluding Veritas’ results the period from January 1 to January 11, 2007, prior to the consummation of our merger on January 12, 2007) and CGG’s operating results for the three months ended March 31, 2006, on a pro forma basis, as if Veritas was acquired on January 1, 2006. The merger of CGG and Veritas was completed on January 12, 2007. The pro forma information is presented for illustrative purposes only and is not indicative of the results of operations or the financial condition of CGGVeritas that would have been achieved had the merger and the related financing transactions been completed as of the date indicated.
Operating Revenues
     Our consolidated operating revenues for the three months ended March 31, 2007 increased 10% to €592.2 million from €536.1 million proforma revenues for the comparable period of 2006. Expressed in U.S. dollars, our consolidated operating revenues increased 22% to U.S.$777.3 million in the three months ended March 31, 2007 from U.S.$639.4 million proforma revenues for the comparable period of 2006. This increase was primarily attributable to our Equipment segment.
     Services
     Operating revenues for our Services segment (excluding internal sales) decreased 5% to €425.7 million for the three months ended March 31, 2007 from €447.7 million proforma revenues for the comparable period of 2006, due to the elimination, in the 2007 actual results, of Veritas’ operating revenues for the first twelve days of January 2007 (representing €17.2 million) because the merger was consummated on January 12, 2007 and to less streamer capacity, dedicated to contracts.
     On a full three months basis, operating revenues for our Services segment (excluding internal sales) decreased 1% to €442.8 million for the three months ended March 31, 2007 from €447.7 million proforma revenues for the comparable period of 2006. In U.S. dollar terms, operating revenues increased 9% to U.S.$581.2 million for the three months ended March 31, 2007 from U.S.$533.9 million proforma revenues for the comparable period of 2006. This increase was primarily attributable to our Land and our Processing operations.
          Land — Operating revenues from our Land activities increased 23% to €124.9 million for the three months ended March 31, 2007, from €101.7 million proforma revenues for the comparable period of 2006. In U.S. dollar terms, operating revenues increased 35% to U.S.$163.9 million for the three months ended March 31, 2007 from U.S.$121.3 million proforma revenues for the comparable period of 2006 due to the significant contribution of the arctic crews in Alaska and Canada.
          Contract revenues decreased 2% to €83.8 million in the three months ended March 31, 2007 from €86.0 million proforma revenues for the comparable period 2006. Contract revenues accounted for 67% of Land revenues for the three months ended March 31, 2007 compared to 69% for the comparable period of 2006 on a proforma basis.
          Multi-client data revenues increased 161% to €41.1 million for the three months ended March 31, 2007 from €15.7 million proforma revenues for the comparable period of 2006, driven by a highly prefunded multi-client program in Canada.
          On average, 31 crews were in operations during the three months ended March 31, 2007 compared to 28 crews during the comparable period of 2006 on a proforma basis.
          Offshore — Operating revenues from our Offshore activities for three months ended March 31, 2007 decreased 12% to €249.6 million from €283.4 million proforma revenues for the comparable period of 2006. In U.S. dollars terms, operating revenues decreased 3% to U.S.$327.6 million for the three months ended March 31, 2007 from U.S.$338.0 million proforma revenues for the comparable period of 2006 mainly due to particular high-level of after sales on the three months ended March 31, 2006.
     Contract revenues decreased 1% to €135.8 million in the three months ended March 31, 2007 from €137.7 million proforma revenues for the comparable period 2006, due principally to a lower U.S. dollar exchange rate. In U.S. dollars terms, contract revenues increased 9% to U.S.$178.2 million for the three months ended March 31, 2007 from U.S.$164.2.0 million proforma revenues for the comparable period of 2006. Contract revenues accounted for 54% of Offshore revenues for the three months ended March 31, 2007 compared to 55% for the comparable period 2006 on a proforma basis.
     Multi-client data revenues decreased 22% to €113.8 million for the three months ended March 31, 2007 from €145.7 million proforma revenues for the comparable period of 2006 due to a particularly high-level of after sales in the three months ended March 31, 2006.
     The net book value of our multi-clients data library for Land and Marine was €383.8 million at March 31, 2007 compared to €392.1 million at December 31, 2006, on a proforma basis.
          Processing & Reservoir - Operating revenues from our Processing & Reservoir activities increased 9% to €68.4 million for the three months ended March 31, 2007 from €62.6 million proforma revenues for the comparable period of 2006. In U.S. dollars terms, operating revenues increased 20% to U.S$89.6 million for the three months ended March 31, 2007 from U.S.$74.7 million proforma revenues for the comparable period of 2006, primarily due to a strong activity in Americas and demand for advanced technologies.
     Equipment
     Operating revenues for our Equipment segment increased 68% to €204.5 million for the three months ended March 31, 2007 from €121.5 million for the comparable period of 2006. In U.S. dollar terms, revenues increased 85% from U.S.$144.8 million proforma revenues for the three month ended March 31, 2006 to U.S.$268.3 million for the comparable period of 2007. Excluding intra-group sales, revenues increased 88% to €166.5 million compared to €88.5 million for the comparable period in 2006, primarily due to a significant increase in the volume of land equipment delivered.
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 5% to €386.0 million for the three months ended March 31, 2007 from €369.2 million for the comparable period of 2006 on a proforma basis. As a percentage of operating revenues, cost of operations decreased to 65% for the three months ended March 31, 2007 from 69% for the comparable period of 2006 on a proforma basis. Gross profit increased by 23% to €206.4 million for the three months ended March 31, 2007 from €167.3 million for the comparable period of 2006 on a proforma basis, representing 35% and 31% of operating revenues, respectively.
     Research and development expenditures increased 22% to €14.8 million for the three months ended March 31, 2007, from €12.1 million for the comparable period of 2006 on a proforma basis, representing 2.5% and 1.6% of operating revenues, respectively.
     Selling, general and administrative expenses increased 21% to €51.7 million for the three months ended March 31, 2007 from €42.7 million for the comparable period of 2006 on a proforma basis, primarily due to the increase in share based compensation accounting cost. As a percentage of operating revenues, selling, general and administrative costs increased to 8.7% for the three months ended March 31, 2007 from 8.0% for the comparable period of 2006.
Operating Income (Loss)
     Our operating income increased to €143.5 million for the three months ended March 31, 2007, from €113.9 million for the comparable period of 2006 on a proforma basis.
     Operating income for our Services segment increased 10% to €101.3 million for the three months ended March 31, 2007 from €92.0 million for the comparable period of 2006 on a proforma basis.
     Operating income from our Equipment segment increased 138% to €69.0 million for three months ended March 31, 2007 from €29.3 million for the comparable period of 2006. This increase was principally due to an improved productivity in both Land equipment and Marine equipment activities.
     Other revenues increased to €3.6 million for the three months ended March 31, 2007 from €1.4 million for the comparable period of 2006. Other revenues included primarily in 2007 a €4.1 million gain on foreign exchange hedging activities.
Financial Income and Expenses

     Cost of net financial debt increased 5% to €33.8 million for the three months ended March 31, 2007, from €32.4 million for the comparable period of 2006 on a proforma basis. In U.S. dollars term, the cost increased 15% to U.S.$44.4 million for the three months ended March 31, 2007, from U.S.$38.6 million for the comparable period of 2006. This increase was due to a $10.2 million amortization expense of issuing fees of our $1,600 million bridge loan facility entered into to finance the cash portion of the Veritas merger consideration.
     Other financial income was a loss of €0.2 million for the three months ended March 31, 2007 from a loss of €1.4 million for the comparable period of 2006 on a proforma basis.
Equity in Income (Losses) of Affiliates
     Income from investments accounted for under the equity method decreased to €0.5 million for the three months ended March 31, 2007 from €2.7 million for the comparable period of 2006 and corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia.
Income Taxes
     Income taxes decreased 7% to €41.0 million for the three months ended March 31, 2007 from €44 million for the comparable period of 2006 on a proforma basis.
     Because we earn a majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense.
Net Income
     Net income was €69.0 million for the three months ended March 31, 2007 from a net income of €26.5 million for the comparable period of 2006 on a proforma basis as a result of the factors discussed above.
Liquidity and Capital Resources
     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions (such as Veritas and Exploration Resources). We have financed our capital needs with cash flow from operations, borrowings under bank facilities and offerings of notes. We believe that net cash provided by operating activities, the additional financing resources generated by our offerings of notes and available borrowings under bank facilities will be sufficient to meet our liquidity needs for the foreseeable future.
Operations
     Net cash provided by operating activities was €132.0 million for the three months ended March 31, 2007 compared to €112.3 million for the comparable period of 2007 on a proforma basis. Before changes in working capital, net cash provided by operating activities for the three months ended March 31, 2007 was €249.0 million compared to €202.6 million for the comparable period of 2006 on a proforma basis as a result of our increased net income during the three months ended March 31, 2007. Changes in working capital had a negative impact on cash from operating activities of €117.0 million in the first three months of 2007 compared to a negative impact of €107.7 million for the comparable period for 2006 on a proforma basis.
Investing Activities
     In the three months ended March 31, 2007, we incurred purchases of tangible and intangible assets of €71.9 million, mainly linked to the installation of Sentinel streamers on two of our vessels and to Land equipment capital expenditures compared to €69.8 million for the three months ended March 31, 2006 on a proforma basis.
     In the three months ended March 31, 2007, we also invested €61.8 million in our multi-client library, in the Gulf of Mexico and Brazil. As of March 31, 2007, the net book value of our multi-client data library was €383.8 million compared to €392.1 million as of December 31, 2006, on a proforma basis.
     The total cash requirements related to the acquisition of Veritas on January 12, 2007 represented an investment net of acquired cash of €2,504.7 million.

     Financing Activities
     Net cash provided by financing activities during the three months period ended March 31, 2007 was €2,582.8 million compared to net cash provided for financing activities of €2,731.9 million for the comparable period of 2006 on a proforma basis.
     A cumulative €1,438.8 million were raised through three capital increases as described above.
     The total cash requirements related to the acquisition of Veritas on January 12, 2007 were financed by U.S. $700 million drawn under our bridge loan facility, (which was repaid with the proceeds of our U.S. $600 million offering of senior notes on February 9, 2007 plus cash on hand and a $1.0 billion Term Loan B with a maturity of 2014.
     Net Debt
          Net debt as of March 31, 2007 was €1,212.5 million, compared to €153.9 million at December 31, 2006. The ratio of net debt to equity increased to 52% as of March 31, 2007 from 17.5% at December 31, 2006 as a result of the new financings in connection with the acquisition of Veritas’ shares (see above).
          “Net debt” is the amount of bank overdrafts, plus current portion of long-term debt, plus long-term debt, less cash and cash equivalents and plus accrued interests. Net debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net debt differently than we do. Net debt is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS or U.S. GAAP. The following table presents a reconciliation of net debt to financing items of the balance sheet at March 31, 2007 and at December 31, 2006:

	March 31,	December 31,
(in millions of euros)	2007	2006
Bank overdrafts	21.8	6.5
Current portion of long-term debt	55.7	38.1
Long-term debt	1,517.8	361.0
Less : cash and cash equivalents	(382.8)	(251.8)

Net debt	1,212.5	153.9

EBITDA
          EBITDA for the three months ended March 31, 2007 was €257.9 million compared to €221.3 million for the comparable period of 2006 on a proforma basis.
          EBITDA corresponds to operating income (loss) plus depreciation and amortization and plus the accounting expense of our stock-options plans and our free share allocation plan. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under U.S. GAAP or IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP or IFRS.
          The following table presents a reconciliation of operating income to EBITDA for the periods indicated as follows; in order to provide comparable information including Veritas operations, proforma information is presented for 2006, as if Veritas was acquired on January 1, 2006:

	Three months ended March 31,
	2007	2006	2006
	Historical	Historical	Proforma
(in million of euros)	data	data	data
Operating income	143.5	84.5	131.9
Depreciation expenses excluding multi-client library	42.7	24.1	44.7
Depreciation expenses on multi-client library	68.9	19.0	62.7
Share based compensation cost	2.8	0.1	0.1
EBITDA	257.9	127.7	221.3
     The following table presents a reconciliation of EBITDA to Net cash provided by operating activity, according to the cash-flow statement, for the periods indicated as follows:

	March 31, 2007	March 31, 2006	December 31, 2006
in millions of euros	Historical data	Historical data	Historical data
EBITDA	257.9	127.7	483.0
Other financial income	(0.2)	(1.7)	(8.8)
Variance on derivative on convertible bonds	—	(12.4)	(23.0)
Variance on Provisions	3.1	3.3	4.6
Net gain on disposal of fixed assets	0.4	(1.5)	(5.3)
Dividends received from affiliates	5.2	4.1	4.3
Other non-cash items	6.8	13.1	31.5
Income taxes paid	(24.2)	(16.1)	(80.4)
Change in trade accounts receivables	(63.5)	0.3	(18.8)
Change in inventories	(15.4)	(16.0)	(40.0)
Change in other current assets	(8.2)	3.8	(5.8)
Change in trade accounts payables	(28.0)	(30.0)	5.0
Change on other current liabilities	(0.7)	10.8	20.1
Impact of changes in exchange rate	(1.2)	(3.2)	(19.0)

Net cash provided by operating activity	132.0	82.2	347.4
          For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2006.

Contractual Obligations
     The following table sets forth our future cash obligations as of March 31, 2007:

	Payments Due by Period
(in € million)	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Long-Term Debt	30.5	55.1	39.4	1,379.4	1,504.3
Capital Lease Obligations	9.6	12.8	31.7	—	54.1
Operating Leases	83.7	110.8	53.8	49.4	297.6
Other Long-Term Obligations (bond interest)	53.1	106.2	106.2	232.5	498.1

Total Contractual Cash Obligations	176.9	284.9	231.1	1,661.3	2,354.2

Trend Information
Currency Fluctuations
     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the year ended December 31, 2006 and the year ended December 31, 2005, about 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
     We do not enter into forward foreign currency exchange contracts for trading purposes.
Seasonality
     Our land and marine seismic acquisition activities are usually seasonal in nature as a consequence of weather conditions in the Northern Hemisphere and of the timing chosen by our principal clients to commit their annual exploration budget to specific projects. Nevertheless, none of those factors affected negatively the sales of the three months period ended March 31, 2007.

Item 3: CONTROLS AND PROCEDURES
     There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman Compagnie Générale de Géophysique - Veritas
(Registrant)

/s/ Stéphane-Paul Frydman Stéphane-Paul Frydman
Group Chief Financial Officer

Date: May 11, 2007